

Mike Lindmark · 3rd

Powur, PBC

Chief Financial Officer at Powur, PBC

San Diego, California, United States ·

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Providing services
Accounting, Financial Accounting, Finance Consulting, Business Consulting, ...
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Experience

Chief Financial Officer
Powur, PBC
Jan 2021 – Present · 8 mos
San Diego County, California, United States

Director Of Finance And Administration / Commercial Manager
Oceaneering International, Inc. · Full-time
Jul 2014 – Apr 2020 · 5 yrs 10 mos
San Diego, California, United States

Leadership roles involving multiple facets of Finance and

Commercial Operations for the Global Data Solutions business unit of this global applied technology company.

Consulting CFO
AIRSIS; Geary Interactive; Executive Landscape; Oceanhouse Media; Kintera; Others
2006 – 2014 · 8 yrs
San Diego

Fractional financial leadership roles with clients in Information Technology & Solutions, Manufacturing, and Commercial Construction industries. Responsibilities also included commercial, operational, and human resource oversight.

Director of Finance
Memec, LLC
1998 – 2005 · 7 yrs
San Diego

Led a team of 32 employees engaged in Accounting, FP&A, Treasury Operations, Inventory, Credit, and Tax. We managed the financial operations for 45 Americas field offices, as well as global shared services for 16 global cost center: ...see more

Education

University of San Diego
Accounting, Business

Licenses & certifications

Certified Public Accountant (Inactive)
State of California
Issued 2004 · No Expiration Date
Credential ID 93918

Volunteer experience

Mentor - Zahn Innovation Program 2012
San Diego State University
Education

Mentor
Second Chance
Economic Empowerment